Kaman Corporation and Subsidiaries
Exhibit 11-Earnings/(Loss) Per Share Computation
(In Thousands Except Per Share Amount)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2004	2003	2004	2003
Basic:

Net earnings/(loss)	$(11,889)	$1,188	$(12,433)	$18,438
Weighted average number of
shares outstanding	22,717	22,584	22,684	22,543

Net earnings/(loss) per share-basic	$(.52)	$.05	$(.55)	$.82

Diluted:

Net earnings/(loss)	$(11,889)	$1,188	$(12,433)	$18,438
Elimination of interest expense
on 6% subordinated convertible
debentures (net after taxes)	-	197	-	608
Net earnings/(loss) (as adjusted)	$(11,889)	$1,385	$(12,433)	$19,046

Weighted average number of
shares outstanding	22,717	22,584	22,684	22,543
Weighted averages shares issuable
on conversion of 6% subordinated
debentures	-	923	-	942
Weighted average shares issuable
on exercise of diluted stock options	-	78	-	31
Total	22,717	23,585	22,684	23,516

Net earnings/(loss) per share - diluted	$(.52)	$.05	$(.55)	$.81

*The calculated diluted per share amounts for the three months ended September 30, 2004 and 2003 and the nine months ended September 30, 2004 are anti-dilutive, therefore, amounts shown are equal of the basic per share calculation. Additional potentially diluted average shares outstanding of 917 for the three months ended September 30, 2004 and 955 for the nine months ended September 30, 2004 have been excluded from the average diluted shares outstanding due to the loss from operations in that year.